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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 4)*

                         Central Reserve Life Corporation
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                   155055-10-6
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                December 16, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 155055-10-6
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                640,000**
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               640,000**
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     640,000**
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.4%**
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14   TYPE OF REPORTING PERSON*
     OO
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**Assumes the exercise of the Warrant issued to the Fund on December 16, 1997.

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CUSIP No. 15505-10-6

     This Amendment No. 4 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting the acquisition of a warrant (the "Warrant") to purchase 240,000 shares of Common Stock, without par value, of Central Reserve Life Corporation, an Ohio corporation ("CRLC") and the Fund's pledge of certain CRLC securities to American National Bank and Trust Company of Chicago (the "Bank").

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

     The Warrant was issued to the Fund in consideration for its facilitation of a $20.0 million interim loan to CRLC. See Item 4.


Item 4.   Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and supplemented as follows:

     On December 16, 1997 the Fund pledged all 400,000 of its shares of CRLC (the "Pledge") to the Bank pursuant to a Hypothecation and Security Agreement, dated December 16, 1997 (the "Security Agreement") and a Pledged Collateral Account Agreement, among the Fund, the Bank and Everen Securities , Inc., of even date with the Security Agreement. The Pledge secured the guaranty (the "Guaranty") by Richard M. Osborne, the sole manager of the Fund, of a $20.0 million interim loan (the "Loan") from the Bank to Strategic Acquisition Partners, LLC ("Partners"). The maximum amount of the Guaranty is $3.0 million. The Loan is described more fully in Amendment No. 3 to Schedule 13D filed by the fund on December 3, 1997 ("Amemdment No.3"). Partners extended the proceeds of the Loan to CRLC, approximately $14.0 million of which will be invested in CRLC's insurance subsidiary, Central Reserve Life Insurance Company. The balance of the net proceeds of the Loan will be used to satisfy an outstanding loan of CRLC in the amount of $5.2 million.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by CRLC, there are 4,195,172 Shares outstanding. If the Warrant was fully exercised, there would be 4,435,172 Shares outstanding (the "Outstanding Shares").

     The Fund beneficially owns 640,000 Shares, assuming full exercise of the Warrant, or approximately 14.4% of the Outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

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CUSIP No. 155055-10-6

     Pursuant to the November 13, 1997 agreement between Mr. Osborne and Partners, Mr. Osborne and Partners may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The November 13, 1997 agreement is attached as Exhibit 7.2 to Amendment No. 2 to Schedule 13D filed by the Fund on November 19, 1997, and is hereby incorporated by reference.

     (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

     (c) Since the filing of Amendment No. 3, the Fund acquired the Warrant to purchase 240,000 Shares from CRLC on December 16, 1997. The Warrant was issued to the Fund in exchange for the Fund's Pledge and Mr. Osborne's Guaranty. See Item 4.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of Schedule 13D is hereby amended and supplemented as follows:

     The Fund entered into the Security Agreement and the Account Agreement, as described in Item 4 of this Schedule 13D.

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CUSIP No. 155055-10-6

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 29, 1997           TURKEY VULTURE FUND XIII, LTD.



                                   By: /s/ Richard M. Osborne
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                                      Richard M. Osborne, Manager